Dykema Gossett PLLC 111 E. Kilbourn Ave. Suite 1050 Milwaukee, WI 53202 www.dykema.com Tel: 414-488-7300
Kate Bechen Direct Dial: (414) 488-7333 Email: KBechen@dykema.com

November 5, 2024

U.S. Securities and Exchange Commission

Division of Corporate Finance

Office of Trade & Services

100 F Street, N.E.

Washington, D.C. 20549

Attention: Rucha Pandit

Re:	Wellgistics Health, Inc. Amendment No. 3 to Registration Statement on Form S-1 Filed October 21, 2024 File No. 333-280945

Dear Ms. Pandit:

This response letter (this “Response”) is submitted on behalf of Wellgistics Health, Inc. (the “Company”) in response to the comments that the Company received from the staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “SEC”) in a letter addressed to Mr. Canning, dated November 4, 2024 (the “Comment Letter”), with respect to the Company’s Amendment No. 3 to Registration Statement on Form S-1 (the “Registration Statement”), filed with the SEC on October 21, 2024. The Company is concurrently submitting a fourth amendment to the Registration Statement (“Amendment No. 4”), which reflects the changes discussed in this Response that the Company made to address the Staff’s comments.

For reference purposes, each of the Staff’s numbered comments from the Comment Letter is set forth in bold text below, followed by the Company’s response to each comment. All capitalized terms used but not defined in this Response have the meanings ascribed to them in Amendment No. 4. Unless noted otherwise, any references to prior comments are to comments in the Staff’s October 15, 2024 letter.

The responses below are based on information provided to Dykema Gossett PLLC by the Company.

Amendment No. 3 to Registration Statement on Form S-1

Capitalization, page 44

1.	Please explain why there are differences in cash and accumulated deficit amounts in the Pro Forma column as compared to page 49.

Response: In response the Staff’s comment, the Company has revised the applicable disclosure on page 44 of Amendment No. 4 to correct the discrepancy.

California | Illinois | Michigan | Minnesota | Texas | Washington, D.C. | Wisconsin

U.S. Securities and Exchange Commission

Division of Corporate Finance

November 5, 2024

Danam Health, Inc.

Statement of Operations, page F-4

2.	Please provide us your calculation of net loss per common share.

Response: In response the Staff’s comment, the Company has revised the applicable disclosure on page F-4 of Amendment No. 4.

Community Specialty Pharmacy, LLC

Independent Auditors’ Report, page F-95

3.	Please have your auditor specify the period(s) covered by each financial statement identified in the report and the period(s) to which the opinion applies. Refer to paragraph 8c of AS 3101.

Response: In response the Staff’s comment, the Company’s auditor has revised the applicable disclosure on page F-95 of Amendment No. 4.

Alliance Pharmaceutical Solutions, LLC

Independent Auditors’ Report, page F-113

4.	Please have your auditor specify the period(s) covered by each financial statement identified in the report and the period(s) to which the opinion applies. Refer to paragraph 8c of AS 3101.

Response: In response the Staff’s comment, the Company’s auditor has revised the applicable disclosure on page F-113 of Amendment No. 4.

* * *

Thank you for your review and consideration of the matters set forth in this Response and in Amendment No. 4. If you have any questions, please contact the undersigned at (414) 488-7333 or KBechen@dykema.com.

Sincerely,

Dykema Gossett PLLC

/s/ Kate Bechen
Kate Bechen, Esq.

cc:	Tim Canning
Chief Executive Officer
Wellgistics Health, Inc.